EXHIBIT 12.1


                            VALERO ENERGY CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Thousands)


                                      Three Months
                                      Ended                           Year
Ended December 31,
                                      March 31,1998     1997        1996       1995         1994         1993
Pretax income (loss) from
    continuing operations. . . . .    $   (9,284)       $175,557    $  39,083  $  88,696    $  28,803    $  28,792
Add (Deduct):
    Net interest expense <F1>. . .        6,822          42,455       38,534      40,935       38,710       27,663
    Amortization of previously
        capitalized interest . . .         1,221           4,865        4,801      5,497        5,419        4,932
    Interest portion of rental
       expense <F2>. . . . . . . .         3,707          13,268        8,913      8,059        3,004        2,748
    Distributions in excess of
      (less than) equity in
      earnings of joint
      ventures <F1>. . . . . . . .           604          (1,851)      (3,899)    (4,304)      (2,437)   -

    Earnings as defined. . . . . .    $    3,070        $234,294    $  87,432   $138,883    $  73,499    $  64,135

Net interest expense <F1>. . . . .    $    6,822       $  42,455    $  38,534  $  40,935    $  38,710    $  27,663
Capitalized interest . . . . . . .           754           1,695        2,884      4,117        1,885       12,276
Interest portion of rental
  expense <F2> . . . . . . . . . .         3,707          13,268        8,913      8,059        3,004        2,748
    Fixed charges as defined . . .    $   11,283       $  57,418    $  50,331  $  53,111    $  43,599    $  42,687

Ratio of earnings to fixed
  charges <F4> . . . . . . . . . .    <F3>                  4.08x        1.74x      2.61x        1.69x        1.50x

<F1>
(1) During 1993 through September 1997, the Company guaranteed its pro rata share of the debt of Javelina Company, an equity method investee in which the Company holds a 20% interest. The interest expense related to the guaranteed debt is not included in the computation of the ratio as the Company was not required to satisfy the guarantee.
<F2>
(2) The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.
<F3>
(3) For the three months ended March 31, 1998, earnings were insufficient to cover fixed charges by $8.2 million. Such deficiency was due primarily to a $37.7 million pre-tax charge to earnings to write down the carrying amount of the Company's refinery inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 3.61x.
<F4>
(4) The Company paid no dividends on preferred stock with respect to its continuing operations during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.